Exhibit 4.8

Amendment Number 7, Section 14.02

to the

1996 Long-Term Incentive and Capital Accumulation Plan

RESOLVED, that the Executive Committee hereby approves an amendment to the 1996 Plan to extend the term of the 1996 Plan, subject to stockholder approval, as follows:

Section 14.02 of the 1996 Plan is amended by replacing the first sentence in Section 14.02 in its entirety with the following sentence:

“The Plan shall terminate on March 20, 2013.”

This Amendment Number 7, Section 14.02, was duly adopted and approved by the Directors’ Executive Committee of BSB Bancorp, Inc. by resolution at a meeting held on the 20th day of March 2003 and by the stockholders of BSB Bancorp, Inc. at the Annual Meeting of Shareholders on April 28, 2003.

/s/ LARRY G. DENNISTON
Larry G. Denniston Corporate Secretary